EXHIBIT 99.1

Equinor ASA: Notifiable trading

On behalf of Equinor (OSE: EQNR, NYSE: EQNR), DNB has on 13 September 2019 purchased 582,712 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 174.36 per share.

Before distribution to the employees, the Share saving plan has 9,501,118 shares.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act